EXCELLENCE

06012739

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref No. CN. 186/2006

April 20, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
April 20, 06

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Ref. FA. 037/2006

April 20, 2006

To President

The Stock Exchange of Thailand

Subject : Submittal of the Unreviewed Financial Statement

Enclosed herewith, please find copies of the unreviewed financial statements for the first quarter ended March 31, 2006 in SET Smart compared with various time interval of financial statements previously reported.

We trust you will find the enclosed helpful and informative.

Yours sincerely,

(PRASARN TRAIRATVORAKUL)

President

Summary statement of assets and liabilities [1]

As of March 31, 2006

Assets	Baht	Liabilities	Baht
Cash	14,102,256,161.72	Deposits	726,674,147,265.87
Interbank and money market items	118,558,219,908.56	Interbank and money market items	19,601,114,185.34
Securities purchased under resale agreements	10,800,000,000.00	Liabilities payable on demand	6,995,687,367.40
Investment in securities, net	104,726,216,745.78	Securities sold under repurchase agreements	-
(with obligations Baht 4,756,935,457.36)		Borrowing	34,072,334,741.33
Credit advances (net of allowance for doubtful accounts)	586,184,969,568.23	Bank's liabilities under acceptance	790,574,690.77
Accrued interest receivables	1,483,326,977.74	Other liabilities	22,117,003,688.36
Properties foreclosed	12,223,767,530.04	Total Liabilities	810,250,861,939.07
Customers' liabilities under acceptance	790,574,690.77		
Premises and equipment, net	20,880,221,204.41	**Shareholders' equity**	
Other assets	22,473,455,619.16	Paid-up share capital	23,811,879,670.00
		(registered share capital Baht 30,486,146,970.00)	
		Reserves and net profit after appropriation	39,424,785,683.05
		Other reserves and profit and loss account	18,735,381,114.29
		Total shareholders' equity	81,972,046,467.34
Total Assets	892,222,908,406.41	Total Liabilities and Shareholders' equity	892,222,908,406.41
Customers' liabilities under unmatured bills	4,713,289,424.89	Bank's liabilities under unmatured bills	4,713,289,424.89
Total	896,936,197,831.30	Total	896,936,197,831.30

	Baht
Non-Performing Loans as of March 31, 2006 (Quarterly) 6.89%of total loans before allowance for doubtful accounts	42,866,923,328.07
Required provisioning for loan loss as of March 31, 2006	19,147,458,947.71
Actual allowance for doubtful accounts	29,342,924,603.86
Loan to related parties	11,239,377,522.48
Loans to related asset management companies	6,230,000,000.00
Loans to related parties due to debt restructuring	4,020,404,719.86
Borrowing as part of subordinated debentures cum preferred shares to be included in the Tier-1 capital, permitted by the Bank of Thailand	-
Legal capital fund	94,813,118,886.61
Changes in assets and liabilities this month due to penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, Section	-
International Banking Facility's assets and liabilities	
Total assets	1,423,562,004.58
Total Liabilities	2,412,810,900.61
Significant contingent liabilities	
Avals on bills and guarantees of loans	664,724,979.14
Letter of credit	14,760,942,872.51

[1] This summary statement has not been reviewed and audited by a Certified Public Accountant

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	March 31, 2006	December 31, 2005	Change	September 30, 2005	March 31, 2006	December 31, 2005	Change	September 30, 2005
ASSETS								
Cash	14,102,661	14,912,704	(810,043)	13,039,412	14,102,256	14,912,319	(810,063)	13,039,018
Interbank and money market items								
Domestic items								
Interest bearing	6,433,548	4,925,528	1,508,020	8,397,416	6,534,168	4,829,743	1,704,425	8,135,772
Non-interest bearing	6,452,904	1,709,244	4,743,660	1,939,680	6,503,484	1,744,585	4,758,899	2,219,397
Foreign items								
Interest bearing	104,531,633	58,794,848	45,736,785	73,463,389	104,531,633	58,794,848	45,736,785	73,463,389
Non-interest bearing	988,935	498,990	489,945	287,244	988,935	498,990	489,945	287,244
Total interbank and money market items-net	118,407,020	65,928,610	52,478,410	84,087,729	118,558,220	65,868,166	52,690,054	84,105,802
Securities purchased under resale agreements	10,800,000	9,500,000	1,300,000	9,360,000	10,800,000	9,500,000	1,300,000	9,360,000
Investments								
Current investments-net	47,124,603	50,105,261	(2,980,658)	48,901,818	46,641,710	49,410,702	(2,768,992)	48,014,942
Long-term investments-net	50,433,843	49,009,071	1,424,772	47,516,209	48,971,131	47,688,866	1,282,265	46,072,975
Investment in subsidiaries & associated companies-net	472,226	450,332	21,894	433,130	9,113,386	8,967,037	146,349	10,422,717
Total investments-net	98,030,672	99,564,664	(1,533,992)	96,851,157	104,726,217	106,066,605	(1,340,388)	104,510,634
Loans and accrued interest receivables								
Loans	620,812,415	626,946,286	(6,133,871)	614,439,463	615,458,885	621,090,153	(5,631,268)	605,317,837
Accrued interest receivables	1,861,554	1,745,359	116,195	1,765,932	1,483,227	1,318,943	164,284	1,295,315
Total loans and accrued interest receivables	622,673,969	628,691,645	(6,017,676)	616,205,395	616,942,112	622,409,096	(5,466,984)	606,613,152
<u>Less</u> Allowance for doubtful accounts	(35,042,495)	(34,767,313)	(275,182)	(35,846,091)	(27,356,301)	(26,721,376)	(634,925)	(27,513,976)
<u>Less</u> Revaluation allowance for debt restructuring	(1,984,321)	(2,671,805)	687,484	(2,602,929)	(1,917,615)	(2,354,976)	437,361	(2,258,716)
Total loans and accrued interest receivables-net	585,647,153	591,252,527	(5,605,374)	577,756,375	587,668,196	593,332,744	(5,664,548)	576,840,460
Properties foreclosed-net	17,205,307	17,462,673	(257,366)	17,960,474	12,223,768	12,603,188	(379,420)	13,020,246
Customers' liability under acceptance	790,575	857,411	(66,836)	796,919	790,575	857,411	(66,836)	796,919
Premises and equipment-net	21,507,560	21,440,593	66,967	21,388,196	20,880,221	20,807,158	73,063	20,765,813
Intangible assets-net	4,992,632	4,900,016	92,616	3,811,384	3,532,309	3,403,864	128,445	3,290,017
Derivative revaluation	11,659,851	3,278,461	8,381,390	2,898,193	11,659,851	3,278,461	8,381,390	2,898,193
Other assets-net	8,458,304	8,210,907	247,397	11,973,105	7,281,295	7,069,634	211,661	10,594,537
Total Assets	891,601,735	837,308,566	54,293,169	839,922,944	892,222,908	837,699,550	54,523,358	839,221,639

KASIKORNBANK 泰华农民银行

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	March 31, 2006	December 31, 2005	Change	September 30, 2005	March 31, 2006	December 31, 2005	Change	September 30, 2005
LIABILITIES AND SHAREHOLDERS' EQUITY								
Deposits								
Deposits in baht	719,521,447	684,055,736	35,465,711	699,336,775	720,203,932	685,185,854	35,018,078	699,901,482
Deposits in foreign currencies	4,559,216	3,725,484	833,732	3,041,018	4,559,215	3,725,484	833,731	3,041,018
Total deposits	724,080,663	687,781,220	36,299,443	702,377,793	724,763,147	688,911,338	35,851,809	702,942,500
Interbank and money market items								
Domestic items								
Interest bearing	16,387,520	16,572,347	(184,827)	15,389,881	16,787,520	16,313,381	474,139	14,974,881
Non-interest bearing	2,351,965	2,493,462	(141,497)	3,698,794	2,351,965	2,493,462	(141,497)	3,675,444
Foreign items								
Interest bearing	268,808	151,826	116,982	190,200	268,808	151,826	116,982	190,200
Non-interest bearing	192,821	290,142	(97,321)	303,124	192,821	290,142	(97,321)	303,124
Total interbank and money market items	19,201,114	19,507,777	(306,663)	19,581,999	19,601,114	19,248,811	352,303	19,143,649
Liability payable on demand	6,995,687	5,904,217	1,091,470	5,991,391	6,995,687	5,904,217	1,091,470	5,991,391
Borrowings								
Short-term borrowings	16,257,000	7,556,600	8,700,400	500,000	16,257,000	7,556,600	8,700,400	500,000
Long-term borrowings	19,726,335	20,170,374	(444,039)	20,155,222	19,726,335	20,170,374	(444,039)	20,155,222
Total borrowings	35,983,335	27,726,974	8,256,361	20,655,222	35,983,335	27,726,974	8,256,361	20,655,222
Bank's liability under acceptance	790,575	857,411	(66,836)	796,919	790,575	857,411	(66,836)	796,919
Derivative revaluation	4,253,830	3,034,382	1,219,448	3,755,512	4,253,830	3,034,382	1,219,448	3,755,511
Other liabilities	18,324,416	14,380,984	3,943,432	10,698,595	17,863,174	13,902,324	3,960,850	10,180,843
Total Liabilities	809,629,630	759,192,965	50,436,655	763,857,431	810,250,862	759,585,457	50,665,405	763,466,035

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	March 31, 2006	December 31, 2005	Change	September 30, 2005	March 31, 2006	December 31, 2005	Change	September 30, 2005
Shareholders' equity								
Share capital								
Authorized share capital								
3,048,614,697 ordinary shares, Baht 10 per value	30,486,147	30,486,147	-	30,486,147	30,486,147	30,486,147	-	30,486,147
Issued and fully paid-up share capital								
2,381,187,967 ordinary shares, Baht 10 per value	23,811,880				23,811,880			
2,373,293,667 ordinary shares, Baht 10 per value		23,732,937	78,943			23,732,937	78,943	
2,372,543,091 ordinary shares, Baht 10 per value				23,725,431				23,725,431
Premium on ordinary shares	17,886,597	17,737,192	149,405	17,723,817	17,886,597	17,737,192	149,405	17,723,817
Appraisal surplus on asset revaluation	9,988,632	10,024,386	(35,754)	10,060,432	9,988,632	10,024,386	(35,754)	10,060,432
Revaluation deficit on investments	(514,568)	(529,067)	14,499	(206,594)	(514,568)	(529,067)	14,499	(206,594)
Retained earning								
Appropriated								
Legal reserve	1,470,000	1,470,000	-	770,000	1,470,000	1,470,000	-	770,000
Unappropriated	29,329,505	25,678,645	3,650,860	23,682,518	29,329,505	25,678,645	3,650,860	23,682,518
	81,972,046	78,114,093	3,857,953	75,755,604	81,972,046	78,114,093	3,857,953	75,755,604
Minority Interests	69	1,508	(1,439)	309,909	-	-	-	-
Total Shareholders' equity	81,972,115	78,115,601	3,856,514	76,065,513	81,972,046	78,114,093	3,857,953	75,755,604
Total Liabilities and Shareholders' equity	891,601,735	837,308,566	54,293,169	839,922,944	892,222,908	837,699,550	54,523,358	839,221,639
Off-balance sheet items-contingency								
Avals on bills and guarantees of loans	664,725	747,376	(82,651)	785,083	664,725	747,376	(82,651)	785,083
Liability under unmatured import bills	4,713,289	5,546,381	(833,092)	5,185,481	4,713,289	5,546,381	(833,092)	5,185,481
Letters of credit	14,760,943	13,627,411	1,133,532	12,536,386	14,760,943	13,627,411	1,133,532	12,536,386
Other contingencies	963,096,002	829,778,731	133,317,271	697,876,172	962,971,158	829,643,286	133,327,872	697,745,275

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

	Consolidated (Thousand Baht)			The Bank (Thousand Baht)		
	Q1/06	Q4/05	Change	Q1/06	Q4/05	Change
Interest and dividend income						
Loans	9,370,333	8,841,372	528,961	9,387,765	8,727,465	660,300
Interbank and money market items	893,558	629,338	264,220	892,288	628,876	263,412
Hire purchase and financial lease	58,393	11,815	46,578	-	-	-
Investments	1,001,332	880,161	121,171	995,860	873,856	122,004
Total interest and dividend income	11,323,616	10,362,686	960,930	11,275,913	10,230,197	1,045,716
Interest expenses						
Deposits	2,392,232	1,750,514	641,718	2,392,422	1,751,488	640,934
Interbank and money market items	113,514	113,855	(341)	117,113	101,812	15,301
Short-term borrowings	123,777	11,803	111,974	123,777	11,804	111,973
Long-term borrowings	272,123	284,167	(12,044)	272,123	284,167	(12,044)
Total interest expenses	2,901,646	2,160,339	741,307	2,905,435	2,149,271	756,164
Net income from interest and dividend	8,421,970	8,202,347	219,623	8,370,478	8,080,926	289,552
Bad debt and doubtful accounts	490,673	238,127	252,546	660,181	274,772	385,409
Loss on debt restructuring	559,751	1,230,105	(670,354)	449,863	1,059,942	(610,079)
Net income from interest and dividend after of bad debt and doubtful accounts and loss on debt restructuring	7,371,546	6,734,115	637,431	7,260,434	6,746,212	514,222
Non-interest income						
Gain on investment	103,824	50,196	53,628	87,626	50,515	37,111
Share of profit (loss) from investments on equity method	20,876	13,416	7,460	142,846	(8,804)	151,650
Fees and service income						
Acceptance, aval and guarantees	188,260	183,487	4,773	188,260	183,487	4,773
Others	2,196,555	2,301,109	(104,554)	1,933,279	2,051,417	(118,138)
Gain on exchange	289,100	309,574	(20,474)	289,100	309,574	(20,474)
Other income	305,828	533,921	(228,093)	236,033	418,747	(182,714)
Total non-interest income	3,104,443	3,391,703	(287,260)	2,877,144	3,004,936	(127,792)
Non-interest expenses						
Personnel expenses	1,905,724	2,362,910	(457,186)	1,765,199	2,219,151	(453,952)
Premises and equipment expenses	1,181,570	1,145,366	36,204	1,145,646	1,114,003	31,643
Taxes and duties	496,089	479,902	16,187	480,904	466,282	14,622
Fees and service expenses	583,381	832,586	(249,205)	544,150	782,024	(237,874)
Directors' remuneration	13,539	13,647	(108)	11,999	12,082	(83)
Contribution to Financial Institutions Development Fund	695,268	701,304	(6,036)	695,268	701,304	(6,036)
Other expenses	589,545	924,806	(335,261)	522,433	841,062	(318,629)
Total non-interest expenses	5,465,116	6,460,521	(995,405)	5,165,599	6,135,908	(970,309)
Income before income tax	5,010,873	3,665,297	1,345,576	4,971,979	3,615,240	1,356,739
Income tax expenses	1,397,206	993,319	403,887	1,356,872	955,158	401,714
Net income before minority interest	3,613,667	2,671,978	941,689	3,615,107	2,660,082	955,025
Loss (income) of minority interest	1,440	(11,896)	13,336	-	-	-
Net income	3,615,107	2,660,083	955,025	3,615,107	2,660,082	955,025
Basic earning per share (Baht)	1.52	1.12	0.40	1.52	1.12	0.40
Number of the weighted average number of ordinary shares ('000)	2,380,311	2,373,204	7,107	2,380,311	2,373,204	7,107

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

For each of the three – month periods ended March31, 2006 and 2005

	Consolidated (Thousand Baht)			The Bank (Thousand Baht)		
	2006	2005	Change	2006	2005	Change
Interest and dividend income						
Loans	9,370,333	7,322,605	2,047,728	9,387,765	6,985,338	2,402,427
Interbank and money market items	893,558	521,819	371,739	892,288	521,356	370,932
Hire purchase and financial lease	58,393	3,743	54,650	-	-	-
Investments	1,001,332	890,369	110,963	995,860	882,612	113,248
Total interest and dividend income	11,323,616	8,738,536	2,585,080	11,275,913	8,389,306	2,886,607
Interest expenses						
Deposits	2,392,232	1,321,316	1,070,916	2,392,422	1,321,317	1,071,105
Interbank and money market items	113,514	68,532	44,982	117,113	66,683	50,430
Short-term borrowings	123,777	12,566	111,211	123,777	12,566	111,211
Long-term borrowings	272,123	273,451	(1,328)	272,123	273,451	(1,328)
Total interest expenses	2,901,646	1,675,865	1,225,781	2,905,435	1,674,017	1,231,418
Net income from interest and dividend	8,421,970	7,062,671	1,359,299	8,370,478	6,715,289	1,655,189
Bad debt and doubtful accounts (reversal)	490,673	(109,372)	600,045	660,181	131,561	528,620
Loss on debt restructuring	559,751	394,229	165,522	449,863	77,264	372,599
Net income from interest and dividend after of bad debt and doubtful accounts (reversal) and loss on debt restructuring	7,371,546	6,777,814	593,732	7,260,434	6,506,464	753,970
Non-interest income						
Gain on investment	103,824	141,803	(37,979)	87,626	46,015	41,611
Share of profit (loss) from investments on equity method	20,876	(1,215)	22,091	142,846	145,365	(2,519)
Fees and service income						
Acceptance, aval and guarantees	188,260	160,484	27,776	188,260	160,484	27,776
Others	2,196,555	2,173,875	22,680	1,933,279	1,980,649	(47,370)
Gain on exchange	289,100	207,182	81,918	289,100	207,182	81,918
Other income	305,828	265,690	40,138	236,033	226,215	9,818
Total non-interest income	3,104,443	2,947,819	156,624	2,877,144	2,765,910	111,234
Non-interest expenses						
Personnel expenses	1,905,724	1,517,950	387,774	1,765,199	1,420,920	344,279
Premises and equipment expenses	1,181,570	982,407	199,163	1,145,646	957,158	188,488
Taxes and duties	496,089	374,295	121,794	480,904	352,880	128,024
Fees and service expenses	583,381	382,578	200,803	544,150	374,328	169,822
Directors' remuneration	13,539	14,141	(602)	11,999	11,838	161
Contribution to Financial Institutions Development Fund	695,268	711,687	(16,419)	695,268	711,687	(16,419)
Other expenses	589,545	578,544	11,001	522,433	328,703	193,730
Total non-interest expenses	5,465,116	4,561,602	903,514	5,165,599	4,157,514	1,008,085
Income before income tax	5,010,873	5,164,031	(153,158)	4,971,979	5,114,860	(142,881)
Income tax expenses	1,397,206	1,301,116	96,090	1,356,872	1,271,916	84,956
Net income before minority interest	3,613,667	3,862,915	(249,248)	3,615,107	3,842,944	(227,837)
Loss (income) of minority interest	1,440	(19,971)	21,411	-	-	-
Net income	3,615,107	3,842,944	(227,837)	3,615,107	3,842,944	(227,837)
Basic earning per share (Baht)	1.52	1.62	(0.10)	1.52	1.62	(0.10)
Number of the weighted average number of ordinary shares ('000)	2,380,311	2,369,198	11,113	2,380,311	2,369,198	11,113

Data of Consolidated

Million Baht

	Mar 31, 06	Dec 31, 05
Net income	3,615	2,660
Total Assets	891,602	837,309
Total Liabilities	809,630	759,193
NPL	54,826	56,217
Total Capital funds ratio	15.07%	14.47%
NIM	4.07%	4.07%
ROA	1.67%	1.27%
ROE	18.07%	13.83%

Interest Rate	Mar 31, 06	Dec 31, 05
MLR	7.25%	6.50%
MOR	7.50%	6.75%
MRR	7.75%	7.00%
Saving	0.75%	0.75%
Fixed 3 months	3.00%	2.00%
Fixed 6 months	3.25%	2.25%
Fixed 12 months	3.75%	2.50%
Fixed 24 months	4.25%	3.25%
Fixed 36 months	4.25%	3.75%

NPL : Non performing loan
NIM : Net interest margin
ROA : Return on average assets
ROE : Return on average equity
MLR : Minimum lending rate
MOR : Minimum overdraft rate
MRR : Minimum retail rate

Consolidated statements of income

Million Baht

	Q1/06	Q4/05	Change
Total interest and dividend income	11,324	10,362	962
Total interest expenses	2,902	2,160	742
Net income from interest and dividend	8,422	8,202	220
Bad debt and doubtful accounts	491	238	253
Loss on debt restructuring	560	1,230	(670)
Net income from interest and dividend after of bad debt and doubtful accounts and loss on debt restructuring	7,371	6,734	637
Total non-interest income	3,104	3,392	(288)
Total non-interest expenses	5,465	6,461	(996)
Income before income tax	5,010	3,665	1,345
Income tax expenses	1,397	993	404
Loss (income) of minority interest	2	(12)	14
Net income	3,615	2,660	955

In the first quarter of 2006, the Bank and its subsidiaries recorded net operating income amounting to Baht 3,615 million, increasing from the fourth quarter by Baht 955 million or 35.90%. The items having significant changes are as follows:

- **Total interest and dividend income**, up by Baht 962 million or 9.28% over the preceding quarter, as follows:

Million Baht

Interest and dividend income	Q1/06	Q4/05	Change
Loans	9,370	8,841	529
Interbank and money market items	894	629	265
Hire purchase and financial lease	59	12	47
Investments	1,001	880	121
Total	11,324	10,362	962

- Interest income from loans, increased by Baht 529 million or 5.98% as a result of an upward loan interest rate.
- Interest income from interbank and money market items, increased by Baht 265 million or 42.13% since the Bank has performed its liquidity management by an increase of time deposit in foreign financial institutions to respond a yield upturn.

- Interest and dividend income from investments, up by Baht 121 million or 13.75% as a result of received dividend on equity securities and a higher yield return of investment.

❑ **Total interest expenses**, up by Baht 742 million or 34.35% over the preceding quarter, as follows:

Million Baht

Interest expense	Q1/06	Q4/05	Change
Deposits	2,392	1,750	642
Interbank and money market items	114	114	-
Short-term borrowings	124	12	112
Long-term borrowings	272	284	(12)
Total	2,902	2,160	742

- Interest expenses from deposits, up by Baht 642 million or 36.69% due mainly to an upward fixed deposit interest rate.
- Interest expenses from short-term borrowings, up by Baht 112 million or 933.33% since the Bank issued short-term debentures and extended more financial derivatives in this quarter.

❑ **Bad debt and doubtful accounts**, up from the preceding quarter by Baht 253 million or 106.30%.

Million Baht

Bad debt and doubtful accounts	Q1/06	Q4/05	Change
The Bank-only			
>> addition in this quarter	1,110	1,335	(225)
>>compensate for loss on debt restructuring	(450)	(1,060)	610
Subsidiaries			
>> decreased in this quarter	(169)	(37)	(132)
Total	491	238	253

❑ **Non-interest income**, down by Baht 288 million or 8.49% from the preceding quarter. The items having significant changes are as follows:

Million Baht

Non-interest income	Q1/06	Q4/05	Change
Gain on investment	104	50	54
Share of profit from investments on equity method	20	13	7
Fee and service income	2,385	2,485	(100)
Gain on exchange	289	310	(21)
Other income	306	534	(228)
Total	3,104	3,392	(288)

- Share of profit (loss) from investments on equity method

Million Baht

Profit (loss)*	Q1/06	Q4/05	Change
Phethai – AMC	114	7	107
Ploy – AMC	(1)	7	(8)
Other associates and subsidiaries	30	(23)	53

* This figure is referred from the Bank's financial statements.

- Fee and service income, down by Baht 100 million or 4.02% from the preceding quarter due mainly to decreasing in fee received from underwriting fee and brokerage fee in this quarter.
- Other income, down from the preceding quarter by Baht 228 million or 42.70% since the Bank slightly gained on properties foreclosed disposal in this quarter compared with prior period.

❑ **Total non-interest expenses**, down from the preceding quarter by Baht 996 million or 15.42%. The items having significant changes are as follows:

Million Baht

Non-interest expenses	Q1/06	Q4/05	Change
Personnel expenses	1,906	2,363	(457)
Premises and equipment expenses	1,181	1,145	36
Taxes and duties	496	480	16
Fee and service expenses	583	833	(250)
Directors' remuneration	14	14	-
Contributions to FIDF	695	701	(6)
Other expenses	590	925	(335)
Total	5,465	6,461	(996)

- Personnel expenses, down from the preceding quarter by Baht 457 million or 19.34% due mainly to decreasing in a provision for bonus and the severance pay for retired staffs in accordance with the Thai Accounting Standard number 53 regarding Provision Contingent Liabilities and Contingent Assets.
- Fee and service expenses, down from the preceding quarter by Baht 250 million or 30.01% due mainly that the Bank has significantly decreased in attorney fee paid for litigation in this quarter compared with prior period.

Consolidated Balance Sheets

Million Baht

	Mar 31, 06	Dec 31, 05	Change
Total Assets	891,602	837,309	54,293
Total Liabilities	809,630	759,193	50,437
Total Shareholders' equity	81,972	78,116	3,856

Total Assets increased as a result of an addition in interbank and money market and derivative revaluation items.

Total Liabilities increased as a result of an addition in Deposits and Short-term borrowings.

Total Shareholders' equity increased as a result of the Bank's operating income.

>> Asset

Million Baht

	Mar 31, 06	Dec 31, 05	Change
Total Assets	891,602	837,309	54,293
▪ Interbank and money market items	118,407	65,929	52,478
▪ Securities purchased under resale agreements	10,800	9,500	1,300
▪ Investment-net	98,031	99,565	(1,534)
▪ Loans and accrued interest receivables-net	585,647	591,253	(5,606)
▪ Derivative revaluation	11,660	3,278	8,382

The items of **Total Assets** having significant changes are as follows:

- ☐ **Interbank and money market items on assets side, up by** Baht 52,478 million or 79.60% due mainly to an increase of time deposits in foreign financial institutions to reap a higher yield return in order to approach the Bank's liquidity management policy.
- ☐ **Investment in the bond repurchase market with the Bank of Thailand**, up by Baht 1,300 million or 13.68% as a result of the Bank' s liquidity management for responding to an upper yield return from the investment.
- ☐ **Investments-net,** down by Baht 1,534 million or 1.54%

Million Baht

	Mar 31, 06	Dec 31, 05	Change
Debt securities	91,704	92,402	(698)
Equity securities	6,327	7,163	(836)
Total	98,031	99,565	(1,534)

☐ **Loans, Interest receivables and Allowance for doubtful accounts**

Million Baht

	Mar 31, 06	Dec 31, 05	Change
Loans	620,812	626,946	(6,134)
● Restructured loans	70,273	71,471	(1,198)
-Performing Restructured loans	40,648	40,758	(110)
- Non- performing Restructured loans [1]	29,625	30,713	(1,088)
● Non- restructured loans	550,539	555,475	(4,936)
Interest receivables	1,862	1,746	116
Total loans and interest receivables	622,674	628,692	(6,018)
Less Allowance for doubtful accounts	(35,043)	(34,767)	(276)
Revaluation allowance for debt restructuring	(1,984)	(2,672)	688
Total loans and interest receivables-net	585,647	591,253	(5,606)

Loans, down by Baht 6,134 million or 0.98% due mainly to loan written off amounted to Baht 1,624 million and loans repayment.

☐ **Derivative revaluation on the asset side, up by** Baht 8,382 million or 255.70%, as a result of Baht appreciation, reflecting to increase in the gain from revaluation from higher forward sold contract rate than exchange rate at the end of period. However, it will not affect the Bank's profit and losses, since the Bank has maintained square position in its foreign exchange transactions.

Baht : USD

	Mar 31, 06	Dec 31, 05	Change
Mid Rate	38.83	41.07	(2.24)

[1] as part of NPL

• Classified Loans

Million Baht

	Consolidated							
	Mar 31, 2006				Dec 31, 2005			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value	% used for calculation the provisions	Total provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value	% used for calculation the provisions	Total provision
Pass	552,718	227,778	1	5,532	566,600	224,507	1	5,689
Special mention	14,359	3,406	2	287	5,073	871	2	101
Sub standard	5,426	1,284	20	257	4,515	1,024	20	205
Doubtful	10,861	3,827	50	1,914	12,110	5,239	50	2,619
Doubtful of loss	39,310	14,656	100	14,689	40,395	14,678	100	14,730
Total	622,674	250,951		22,679	628,692	246,319		23,344
Revaluation allowance for debt restructuring				1,984				2,672
Total				24,663				26,016
Allowance established in excess of BOT regulations for NPLs and Normal loans				12,364				11,423
Total				37,027				37,439

* This includes Phethai - AMC, KFactoring and KLeasing, which classified loans under BOT regulations.

Million Baht

	The Bank							
	Mar 31, 2006				Dec 31, 2005			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value	% used for calculation the provisions	Total provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value	% used for calculation the provisions	Total provision
Pass	559,821	236,459	1	5,598	572,805	233,166	1	5,728
Special mention	13,890	3,229	3	278	4,860	741	2	97
Sub standard	5,384	1,243	20	248	4,504	1,013	20	203
Doubtful	10,830	3,797	50	1,899	12,083	5,212	50	2,606
Doubtful of loss	27,012	9,104	100	9,138	28,157	9,251	100	9,304
Total	616,942	253,831		17,161	622,409	249,383		17,938
Revaluation allowance for debt restructuring				1,918				2,355
Total				19,079				20,293
Allowance established in excess of BOT regulations for NPLs and Normal loans				10,195				8,783
Total				29,274				29,076

>> **Liabilities and Shareholders' equity**

Million Baht

	Mar 31, 06	Dec 31, 05	Change
Total Liabilites	809,630	759,193	50,437
▪Deposits	724,081	687,781	36,300
▪Liability payable on demand	6,996	5,904	1,092
▪Short-term borrowings	16,257	7,557	8,700
▪Other liabilities	18,324	14,381	3,943
Shareholders' equity	81,972	78,116	3,856

The items of **Total Liabilities** and **shareholders' equity** having significant changes are as follows:

- **Deposits**, up by Baht 36,300 million or 5.28% due mainly to increasing in a number of fixed deposit, reflecting to higher interest rate.

Million Baht

Type of deposits	Mar 31, 06	Dec 31, 05	Change
Current	42,325	39,674	2,651
Saving	381,242	390,021	(8,779)
Fixed 3 months	207,965	190,220	17,745
Fixed 6 – 11 months	41,485	17,408	24,077
Fixed 12 months and upward	51,064	50,458	606
Total	724,081	687,781	36,300

- **Bank's liabilities under acceptances**, up by Baht 1,092 million or 18.50% due mainly to increasing in the suspense transactions of cash received transferring from oversea customer.

- **Short-term borrowings**, up by Baht 8,700 million or 115.13% due mainly that the Bank issued short-term debentures to promote ample flexibility and variety of funding structure management as well as to provide more alternatives in investments for the public and the Bank's deposits. Furthermore, the Bank also launched more financial derivatives to the public in this quarter.

- **Other liabilities**, up by Baht 3,943 million or 27.42%, due mainly to increasing in accrued interest payables items, reflecting to higher interest rate as well as an additional number of deposits in this quarter.

- **Shareholders' equity**, up by Baht 3,856 million or 4.94% as a result of operating income.

>> **Capital Funds**

Million Baht

	Mar 31, 06	Dec 31, 05	Change
Tier 1*	62,537	62,308	229
Tier 2	32,231	32,249	(18)
Total Tier*	94,768	94,557	211
Risk weighted assets	628,934	653,636	(24,702)
Tier 1 capital ratio*	9.94%	9.53%	0.41
Total capital ratio*	15.07%	14.47%	0.60

* excluding net profit of each period.

Investment, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

	Consolidated (Million Baht)					The Bank (Million Baht)				
	Mar 31, 06	Dec 31, 05	Sep 30, 05	Jun 30, 05	Mar 31, 05	Mar 31, 06	Dec 31, 05	Sep 30, 05	Jun 30, 05	Mar 31, 05
Investments										
Debt instruments	91,704	92,402	88,964	98,917	104,391	91,041	91,708	88,009	97,818	103,219
▪ Government and state enterprise securities										
>> Trading investments	3,090	1,155	1,240	2,068	8,487	3,090	1,155	1,240	2,068	8,487
>> Available-for-sale investments	35,145	26,125	29,108	31,104	32,240	35,145	26,125	29,108	31,104	32,240
>> Held-to-maturity investments	16,727	31,708	34,860	25,060	26,230	16,064	31,014	33,905	23,967	24,067
▪ Private enterprise debt instruments										
>> Trading investments	-	-	22	-	-	-	-	22	-	-
>> Available-for-sale investments	1,786	2,178	2,050	3,462	3,496	1,786	2,178	2,050	3,463	2,496
>> Held-to-maturity investments	181	223	223	236	237	181	223	223	236	237
▪ Foreign debt instruments										
>> Available-for-sale investments	26,427	27,522	17,987	24,713	23,271	26,427	27,522	17,987	24,713	23,271
>> Held-to-maturity investments	8,348	13,491	13,474	13,268	12,431	8,348	13,491	13,474	13,268	12,431
Equity Securities	6,327	7,163	7,887	8,665	9,319	13,685	14,359	16,502	16,769	17,365
>> Trading investments	241	-	-	-	-	241	-	-	-	-
>> Available-for-sale investments	1,134	1,086	1,293	1,377	1,421	1,083	1,036	1,293	1,377	1,421
>> General investments	4,480	5,626	6,161	6,887	7,440	3,248	4,350	4,786	5,204	5,389
>>Investments in subsidiaries & associated companies	472	451	433	401	458	9,113	8,967	10,423	10,188	10,555
Total investment-net	98,031	99,565	96,851	107,582	113,710	104,726	106,067	104,511	114,587	120,584
Loans, Accrued interest receivables and										
Allowance for doubtful accounts										
Written off loans	1,624	4,014	2,296	3,786	1,629	1,138	3,688	1,910	3,154	1,237
Restructured loans	70,273	71,471	75,398	77,429	82,908	61,856	63,220	64,747	67,188	68,856
Non-performing loans (NPL)	54,826	56,217	59,882	64,576	68,400	42,867	44,388	47,970	51,785	54,042
Total loans used for NPL ratio calculation	627,696	632,422	620,717	610,839	592,180	622,343	627,060	614,188	604,283	584,589
NPL to total loans (%)	8.73	8.88	9.65	10.57	11.55	6.89	7.08	7.81	8.57	9.24
Classified loans										
>> Pass	552,718	566,000	547,030	532,924	509,510	559,821	572,803	553,413	540,119	516,906
>> Special mention	14,339	5,073	5,886	5,663	12,530	13,890	4,860	4,889	4,692	11,811
>> Sub standard	5,426	4,515	4,575	5,892	5,976	5,384	4,504	4,575	5,892	5,970
>> Doubtful	10,861	12,110	12,766	13,753	12,737	10,830	12,085	12,766	12,753	12,737
>> Doubtful of loss	39,310	40,395	43,356	46,808	50,635	27,017	28,157	30,970	33,494	35,688
Total	622,674	628,693	613,613	604,040	591,397	616,942	622,409	606,613	596,950	583,208
Kasikorn Factoring Co., Ltd.*	-	-	2,592	2,751	3,300	-	-	-	-	-
Total	622,674	628,692	616,205	606,791	593,607	616,942	622,409	606,613	596,950	583,208
Allowance for doubtful accounts	37,027	37,439	38,366	38,719	40,737	29,274	29,076	29,773	29,624	30,784
Allowance as required by BOT	24,663	26,016	26,870	27,278	27,198	19,079	20,293	21,021	21,156	20,831
Allowance to allowance as required by BOT(%)	150.13	143.90	142.78	141.43	149.78	153.44	143.29	141.64	140.03	147.77
Properties foreclosed-net										
Properties foreclosed	20,139	20,520	21,220	21,358	21,307	14,750	15,235	15,878	16,002	16,242
Less Allowance for impairment	(2,934)	(3,057)	(3,260)	(3,528)	(3,544)	(2,526)	(2,632)	(2,858)	(3,070)	(3,255)
Properties foreclosed-net	17,205	17,463	17,960	17,830	17,763	12,224	12,603	13,020	12,932	12,987
Deposits										
>> Current	42,325	39,074	42,268	39,286	39,919	42,456	39,934	42,459	39,440	40,071
>> Saving	381,242	390,021	404,860	394,917	403,225	381,793	390,891	405,233	395,198	403,853
>> Fixed 3 months	207,965	190,220	193,958	209,901	218,374	207,965	190,220	193,958	209,901	218,374
>> Fixed 6 - 11 months	41,485	17,408	12,233	4,427	4,713	41,485	17,408	12,233	4,427	4,713
>> Fixed 12 months and upward	51,064	60,458	49,059	46,607	48,642	51,064	60,458	49,059	46,607	48,643
Total deposits	724,081	687,781	702,378	695,138	714,872	724,763	688,911	702,942	695,572	715,623

* As of March 31, 2006 and December 31, 2005, Kasikorn Factoring Co., Ltd. has outstanding loans of Baht 2,929 million and Baht 2,847 million, respectively, which classified under BOT regulations.

Investment, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

	%[2]					%[3]				
	Mar 31, 06	Dec 31, 05	Sep 30, 05	Jun 30, 05	Mar 31, 05	Mar 31, 06	Dec 31, 05	Sep 30, 05	Jun 30, 05	Mar 31, 05
Capital funds ratio[1]										
Tier 1 capital ratio	9.94	9.53	9.58	8.50	7.90	11.53	10.50	10.14	9.71	9.80
Tier 2 capital ratio	5.12	4.93	4.93	5.00	5.19	5.12	4.93	4.93	5.00	5.19
Total Capital funds ratio	15.07	14.47	14.51	13.50	13.09	16.65	15.43	15.07	14.71	14.99

(1) Calculated from the financial statements of the Bank and include the risk assets of the Bank's subsidiaries asset management companies. (From the first quarter of 2006 onwards, the ratios are only calculated from the financial statements of the Bank and Phethai - AMC since Ploy – AMC is already terminated its operations and commenced the liquidation process accordingly.

(2) Excluding net profit of each period, which under Bank of Thailand's regulations, net profit in the first period is to be counted as capital after approval by the Board of Directors as per the Bank's regulations. Net profit in the second period is also counted as capital after approval of the General Meeting of Shareholders. However, whenever a net loss occurs, the capital must be immediately reduced accordingly.

(3) Including net profit of each period be counted as the capital funds.

Additional Information

Financial Highlights – Consolidated financial statement

As of or for the quarter ended		Mar 31, 06	Dec 31, 05	%Change	Sep 30, 05	Jun 30, 05	Mar 31, 05
Common share information:							
Per share (Baht)	- basic earnings	1.52	1.12	35.71	1.51	1.62	1.62
	- book value	34.42	32.91	4.59	31.93	30.85	30.21
Share price [1] (Baht)	- high	76.50	70.50	8.51	64.50	59.00	55.00
	- low	63.00	58.50	7.69	50.00	52.50	53.50
	- closing	66.00	70.00	(5.71)	62.50	55.00	54.50
Common shares outstanding	- average basic (thousand share)	2,380,311	2,373,204	0.30	2,372,332	2,370,677	2,369,198
	- end of quarter (thousand share)	2,381,188	2,373,394	0.33	2,372,543	2,370,774	2,369,895
Market capitalization (Million Baht)		157,158	166,131	(5.40)	148,284	130,393	129,159
Value measures:							
Price to book value ratio (PBV)		1.92	2.13	(9.86)	1.96	1.78	1.80
Operating results (Million Baht)							
Interest and dividend income		11,324	10,362	9.28	9,412	9,552	8,739
Interest expenses		2,902	2,160	34.35	1,740	1,707	1,676
Net income from interest and dividends		8,422	8,202	2.68	7,672	7,845	7,063
Bad debt and doubtful accounts [2]		1,051	1,468	(28.41)	1,258	651	385
Non-interest income		3,104	3,392	(8.49)	3,256	2,694	2,934
Non-interest expenses		5,465	6,461	(15.42)	5,484	4,907	4,548
Total Income [3]		11,526	11,594	(0.59)	10,928	10,539	9,997
Net income		3,615	2,660	35.90	3,578	3,849	3,843
Operating measures:							
Net interest margin [4]		4.07%	4.07%	-	3.70%	3.85%	3.49%
Efficiency ratio		47.41%	55.73%	(8.32)	50.18%	46.56%	45.40%
Return on average assets (ROA) [5]		1.67%	1.37%	0.30	1.70%	1.83%	1.84%
Return on average equity (ROE) [5]		18.07%	13.83%	4.24	19.23%	21.28%	22.29%
Number of employees		10,392	10,303	0.86	10,212	10,175	10,128
Balance sheet information (Million Baht)							
Loans		620,812	626,946	(0.98)	614,439	605,003	591,852
Allowance for doubtful accounts [6]		37,027	37,439	(1.10)	38,449	38,802	40,818
Non-performing loans (NPL)		54,826	56,217	(2.47)	59,882	64,576	68,400
Total assets		891,602	837,309	6.48	839,923	840,783	843,428
Deposits		724,081	687,781	5.28	702,378	695,138	714,872
Total liabilities		809,630	759,193	6.64	763,858	767,396	771,552
Shareholders' equity [4]		81,972	78,114	4.94	75,756	73,095	71,598
Average assets		864,456	838,616	3.08	840,353	842,106	833,980
Average earning assets [7]		826,709	805,095	2.70	808,775	814,410	809,120
Average shareholders' equity [5]		80,043	76,935	4.04	74,426	72,347	68,973
Risk weighted assets		628,934	653,636	(3.78)	649,088	641,031	619,435
Balance sheet quality measures:							
Loans to deposits ratio		85.74%	91.15%	(5.41)	87.48%	87.03%	82.79%
Shareholders' equity to risk weighted assets		13.03%	11.95%	1.08	11.65%	11.40%	11.56%
Return on risk weighted assets [5]		2.30%	1.63%	0.67	2.20%	2.40%	2.48%
Tier 1 capital ratio		9.94%	9.53%	0.41	9.58%	8.50%	7.90%
Total capital ratio		15.07%	14.47%	0.60	14.51%	13.50%	13.09%
NPL to loans [8]		8.73%	8.88%	(0.15)	9.65%	10.57%	11.55%
Total allowance to loans		5.96%	5.97%	(0.01)	6.26%	6.41%	6.90%
Total allowance to NPL		67.54%	66.60%	0.94	64.21%	60.09%	59.67%
NPL after allowance (Million Baht)		17,799	18,778	(5.21)	21,433	25,774	27,582

Financial Highlights – Consolidated financial statement (continued)

[1] Local board : high-low share prices during the quarter

[2] Including loss on debt restructuring

[3] Total Income = Net income from interest and dividend + Non-interest Income

[4] Annualized

[5] Including revaluation allowance for debt restructuring

[6] Excluding minority interest

[7] Earning assets = Interbank and money market items net + Securities purchased under resale agreement + Investments net + Loans + Accrued interest receivables

[8] Loans used in calculation are loans to general customers and loans to financial institutions

ธนาคารกสิกรไทย
KASIKORNBANK

Additional Information

Preparing of Consolidated financial statement

The consolidated financial statement comprise the Bank and its subsidiaries, are as follows:

	% Shareholding				
	Mar 31, 06	Dec 31, 05	Sep 30, 05	Jun 30, 05	Mar 31, 05
KASIKORNBANKGROUP					
>> Kasikorn Factoring Co., Ltd. (KFactoring)	99.99	99.99	99.99	99.99	99.99
>> Kasikorn Asset Management Co., Ltd. (KAsset)	99.99	99.99	71.43	71.42	71.43
>> Kasikorn Research Center Co., Ltd. (KResearch)	99.99	99.99	99.99	99.99	99.98
>> Kasikorn Securities Co., Ltd. (KSecurities)	99.98	99.98	99.98	99.91	99.91
>> Kasikorn Leasing Co. Ltd. (KLeasing)	99.99	99.99	99.99	99.99	99.99
Phothai Asset Management Co., Ltd. (Phothai-AMC)	99.99	99.99	99.99	99.99	99.99
Ploy Asset Management Co., Ltd. (Ploy-AMC)	-*	99.99	99.99	99.99	99.99
Progress Land and Buildings Co., Ltd. (PLB)	99.99	99.99	99.99	99.98	99.99

The consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank.

* The Bank's consolidated financial statements exclude the financial statements of Ploy Asset Management Co., Ltd. from the first quarter of 2006 onwards since it is already terminated its operations and commenced the liquidation process accordingly.

Remark: The Stock Exchange of Thailand requires banks to submit financial reports as follows

- The C.B. 1.1 which is the Bank-only financial statements within 21 days after the end of each quarter.
- The Consolidated and the Bank-only financial statements within 45 days after the end of the first and third quarters, and within 60 days after the end of the second and fourth quarters.